Exhibit 7


                             Reverge Anselmo
                  c/o Northway Management Company, LLC
                            164 Mason Street
                      Greenwich, Connecticut 06830

                               May 1, 1998

PanAmSat Corporation
One Pickwick Plaza
Greenwich, Connecticut 06830

Attention:  Frederick A. Landman

Dear Mr. Landman:

         I am writing this letter on behalf of Mary Anselmo, Pier Landman, and the Trustees of the Article VII Trust created by the Rene Anselmo Revocable Trust dated June 10, 1994, the Chloe Landman Trust dated June 10, 1988 and the Rissa Landman Trust, dated June 10, 1988 (the "Anselmo Family").

         The purpose of this letter is to inform the Company that the Anselmo Family intends to diversify its portfolio. The Anselmo Family presently expects that this diversification will include the sale of a substantial part of the shares of PanAmSat Corporation (the "Company") common stock currently held by it (the "Shares").

         The Anselmo Family would like to work with the Company to seek the best opportunity for an orderly sale of Shares in a manner that maximizes value for the Anselmo Family yet is coordinated with the Company's needs. To this end, the Anselmo Family does not presently intend to request a demand registration of its Shares without consulting with the Company.

         We would look forward to discussing how the Anselmo Family and the Company can work together to achieve our goals.

                                                    Very truly yours,

                                                    /s/ Reverge Anselmo

                                                    Reverge Anselmo


cc:  John Musicaro, Esq.
     James W. Cuminale, Esq.
     Dennis J. Friedman, Esq.
     Hughes Communications, Inc., Attention:  President
     Bruce R. Lederman, Esq.